Media Release
Planegg/Munich, Germany, November 14, 2022

MorphoSys’ Licensing Partner Roche Provides Update on Phase 3 GRADUATE Program for Gantenerumab in Early Alzheimer’s Disease

GRADUATE studies did not meet primary endpoint

MorphoSys AG (FSE: MOR; NASDAQ: MOR) announced today that its licensing partner Roche (SIX: RO, ROG; OTCQX: RHHBY) provided an update on the GRADUATE I and II studies evaluating gantenerumab in people with early Alzheimer’s disease (AD). The studies did not meet their primary endpoint of slowing clinical decline. The level of beta-amyloid removal, the protein that builds up to make plaques in the brains of people with Alzheimer's disease, was lower than expected. Gantenerumab was well tolerated, including the subcutaneous administration.
The GRADUATE Phase 3 program evaluated the safety and efficacy of gantenerumab in people with mild cognitive impairment (MCI) due to Alzheimer’s and mild Alzheimer’s dementia over 27 months. 1,965 study participants across 30 countries were randomized 1:1 to receive gantenerumab or placebo by subcutaneous injection titrated to reach a target dose of 510 mg administered every two weeks. Gantenerumab is a fully-human monoclonal IgG1 antibody that was discovered in collaboration with Roche.
“We are disappointed by these results as there are millions of people impacted every day by Alzheimer's disease,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We are grateful to Roche, our long-standing partner, for their work on the GRADUATE program and their commitment to the Alzheimer’s community.”
The topline findings of the GRADUATE I and II studies will be presented at the upcoming Clinical Trials on Alzheimer’s Disease (CTAD) Conference on Wednesday, November 30, 2022 at 16:15 PT.
In September 2000, MorphoSys entered into a global collaboration agreement with Roche. As part of the agreement, Roche is fully responsible for the clinical development and potential commercialization of gantenerumab. MorphoSys is entitled to receive tiered royalties, ranging from 5.5% to 7.0%, on net product sales and potential success-based regulatory milestone payments related to gantenerumab. MorphoSys will retain 40% of future royalties on gantenerumab and pass 60% to Royalty Pharma. This is outlined in the funding agreement between MorphoSys and Royalty Pharma, which helped MorphoSys acquire Constellation Pharmaceuticals Inc. – expanding its potential best-in-class oncology pipeline.

About MorphoSys:

At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 151 74612318 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com